UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 16, 2018

STELLAR ACQUISITION III INC.

(Exact name of registrant as specified in its charter)

Republic of Marshall Islands	001-37862	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

90 Kifissias Avenue, Maroussi Athens, Greece	15125
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   +30 210 876-4858

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an updated investor presentation (the “Investor Presentation”) that Stellar Acquisition III Inc. (“Stellar”) expects to use in making presentations to certain of its shareholders and other persons with respect to its previously announced agreement to enter into a business combination (the “Business Combination”) with Phunware, Inc. (“Phunware”). This investor presentation updates the investor presentation filed as Exhibit 99.1 to Stellar’s Current Report on Form 8-K filed on March 19, 2018 (the “Prior Presentation”) and investors should no longer rely on the prior presentation.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

In connection with the Business Combination, Stellar has filed a Registration Statement on Form S-4 (File No. 333-224227), which includes a preliminary proxy statement/prospectus of Stellar. Following the effectiveness of the Registration Statement, Stellar will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.  Investors and security holders of Stellar are advised to read the preliminary proxy statement/prospectus, and, when available, amendments thereto, and the definitive proxy statement/prospectus in connection with Stellar’s solicitation of proxies for its special meeting of shareholders (the “Special Meeting”) to be held to approve the Business Combination and related matters because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination as well as the related matters to be considered at the Special Meeting. The definitive proxy statement/prospectus will be mailed to shareholders of Stellar as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Stellar Acquisition III Inc., 90 Kifissias Avenue, Maroussi Athens, Greece.

Participants in the Solicitation

Stellar and Phunware and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Stellar’s shareholders in connection with the Business Combination.  Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination and related matters of Stellar’s directors and officers in Stellar’s filings with the SEC, including Stellar’s Registration Statement, which was filed with the SEC on August 18, 2016 and Stellar’s Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on February 2, 2018, and such information is also in the Registration Statement filed with the SEC on April 11, 2018, which includes the proxy statement/prospectus of Stellar for the proposed Business Combination and related matters.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made herein and in the Investor Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Stellar’s and Phunware’s industry, future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Stellar’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding the businesses of Stellar and Phunware and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Stellar or Phunware operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Stellar or Phunware operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Stellar’s or Phunware’s management teams; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the shareholders of Stellar or Phunware are not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Stellar and Phunware; uncertainty as to the long-term value of Stellar’s common stock; those discussed in the Stellar’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents of Stellar has filed or will file with the SEC or in the registration statement filed with the SEC by Stellar. There may be additional risks that Stellar presently does not know or that Stellar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Stellar’s expectations, plans or forecasts of future events and views as of the date of this communication. Stellar anticipates that subsequent events and developments will cause Stellar’s assessments to change. However, while Stellar may elect to update these forward-looking statements at some point in the future, Stellar specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Stellar’s assessments as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 16, 2018

STELLAR ACQUISITION III INC.

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation

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